Exhibit 1

August 18, 2003

Hanson PLC

Proposed Capital Reorganisation

Hanson PLC announces that it is today posting a circular to its shareholders in connection with the proposals it announced on July 31, 2003. The proposals involve the creation of a new holding company, Hanson Building Materials PLC, which will then effect a reduction of its share capital to create distributable reserves.

The approval of these proposals will be sought by way of shareholder approval at an Extraordinary General Meeting and a Court Meeting (both of which will be held on 19 September 2003) and also the sanction of the High Court. It is expected that the proposals will be fully implemented by the end of October.

Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the admission of, up to 750,000,000 ordinary shares of Hanson Building Materials PLC (subsequently to be re-named Hanson PLC).

Copies of the circular and listing particulars relating to Hanson Building Materials PLC have been submitted to the UK Listing Authority and will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility situated at:

The Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS
(Tel: +44 (0) 20 7676 1000)

and also on the Hanson website (www.hansonplc.com).

Inquiries:

Hanson PLC
Justin Read	Tel: +44 (0) 20 7245 1245